                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                     Atalanta/Sosnoff Capital Corporation
     -------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
      -------------------------------------------------------------------
                        (Title of Class of Securities)


                                  046499109
      -------------------------------------------------------------------
                                (CUSIP Number)


      Martin T. Sosnoff                            Stephen C. Kahr, Esq.
      c/o Atalanta/Sosnoff Capital Corporation     Greenberg & Kahr
      101 Park Avenue                              230 Park Avenue, 26th Floor
      New York, NY 10178                           New York, NY 10169
      (212) 867-5000                               (212) 297-0130
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 30, 1997
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

CUSIP No.  046499109             SCHEDULE 13D                  Page 2 of 8 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Martin T. Sosnoff

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/

3.   SEC Use Only


4.   Source of Funds


5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     United States of America


                         7.   Sole Voting Power

                              7,006,000
Number of Shares
                         8.   Shared Voting Power
 Beneficially
                              37,516
 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              7,006,000
     With
                         10.  Shared Dispositive Power

                              37,516

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            7,006,000

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                      /x/

13.  Percent of Class Represented by Amount in Row (11)

        73.1%

14.  Type of Reporting Person

        IN

                      AMENDED AND RESTATED STATEMENT ON

                                 SCHEDULE 13D


Item 1. Security and Issuer.
        --------------------

        This Amendment No. 8 dated October 7, 1997 (the 'Amendment') of Martin
T. Sosnoff to a Statement on Schedule 13D originally filed on June 30, 1986, as amended to date (the 'Statement'), filed by Mr. Sosnoff, relating to the Common Stock, par value $.01 per share (the 'Common Stock'), of Atalanta/Sosnoff Capital Corporation (the 'Company'), 101 Park Avenue, New York, NY 10178, is hereby amended and restated to reflect (a) changes in Mr. Sosnoff's ownership of the Common Stock outstanding resulting from (i) dispositions for his personal account and as Trustee of the Company's Profit Sharing Trust and as Trustee of the Martin and Toni Sosnoff Foundation (the 'Foundation') since the filing of the last amendment to the Statement on January 7, 1993, all previously reported by Mr. Sosnoff on Statements of Changes of Beneficial Ownership on Form 4 under the Securities Exchange Act of 1934, and (ii) repurchases by the Company of shares of Common Stock previously issued under the Company's Restricted Stock Bonus Plan and issuances by the Company of shares of Common Stock under its 1996 Long Term Incentive Plan since the filing of the last amendment to the Statement on January 7, 1993, and (b) a restatement of a reservation of Mr. Sosnoff's rights with respect to plans or

                              Page 3 of 8 Pages
proposals which relate to or would result in events, activities or conditions enumerated in the instructions to Item 4 hereof.

Item 2. Identity and Background
        -----------------------
        (a) The name of the reporting person is Martin T. Sosnoff.
        (b) The business address of the reporting person is c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178.
        (c) The reporting person is the Chairman of the Board and Chief Executive Officer of the Company and its subsidiaries. The address of the Company and its subsidiaries is 101 Park Avenue, New York, NY 10178.
        (d) The reporting person has not been convicted in a criminal proceeding during the last five years.
        (e) The reporting person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.
        (f) The reporting person is a citizen of the United States of America.

                              Page 4 of 8 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

         Inapplicable




Item 4.  Purpose of Transaction.

         Mr. Sosnoff donated 37,516 Shares to the Foundation for philanthropic purposes.


         (a) Mr. Sosnoff may acquire additional securities of the Company from time to time and may, subject to applicable laws, dispose of securities of the Company from time to time.


         (b)-(j) Mr. Sosnoff has no current plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (a) through (j) of the instructions to this Item 4, but reserves the right to participate in, engage in or otherwise act in a manner which would relate to or result in any of such events, actions or conditions.




                 Reference is made to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 18, 1997 with respect to the abandonment by Mr. Sosnoff of an effort to take the Company private, which Report is hereby incorporated herein by reference.


                              Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer.

         (a), (b) Mr. Sosnoff beneficially owns an aggregate of 7,006,000 Shares, including 6,000 Shares owned by his minor child, constituting approximately 73.1% of the outstanding Common Stock.* The Foundation owns 37,516 shares of Common Stock, constituting 0.4% of the outstanding Common Stock. Mr. Sosnoff has sole power to vote and dispose of all of the Shares he beneficially owns. Mr. Sosnoff and Toni E. Sosnoff (Mr. Sosnoff's wife) are trustees of the

Foundation and share power to vote and to dispose of the Shares owned by the Foundation. The Foundation receives the dividends on and proceeds from the sale or other disposition of the Shares it owns. Mr. Sosnoff disclaims beneficial ownership of the Common Stock held by the Foundation. If Mr. Sosnoff is deemed to own beneficially the Common Stock owned by the Foundation, he would be deemed to own 7,043,516 Shares or 73.5% of the outstanding Common Stock.

         (c) On September 17, 1997, Mr. Sosnoff made a gift of 37,516 Shares to the Foundation.

         (d)     Inapplicable.

         (e)     Inapplicable.



-----------------

   *Based on an aggregate of 8,812,401 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, plus 775,000 shares of Common Stock issued by the Company as of September 17, 1997 under the Company's 1996 Long Term Incentive Plan after execution of the applicable agreements under such plan by the participants on September 30, 1997.



                              Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Inapplicable

Item 7.   Material to be Filed as Exhibits.

          Inapplicable


                              Page 7 of 8 Pages

                                  Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.




                                                /s/ Martin T. Sosnoff
                                            _______________________________
                                                   Martin T. Sosnoff


Dated: October 7, 1997



                              Page 8 of 8 Pages